Exhibit 99.2

CNOVA N.V.

SIMPLIFIED TENDER OFFER TARGETING THE SHARES OF CNOVA

INITIATED BY CASINO, GUICHARD-PERRACHON

Press release informing of the availability of the memorandum in response and the “Other information”

document relating to the legal, financial and accounting characteristics of Cnova N.V.

FRENCH OFFER PRICE: an amount in euros equivalent to U.S. $ 5.50 per ordinary share of Cnova N.V.
Tendering shareholders will receive an amount in euros per tendered ordinary share equivalent to U.S. $5.50 per ordinary share, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on the business day following the closing of the French offer, rounded down to the nearest thousandth euro (this offer being referred hereafter as the “Offer”), provided that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent (see section 3.4 of the offeror’s Offer document).

This press release has been prepared by Cnova N.V. and is published pursuant to the provisions of articles 231-27 paragraph 3 and 231-28 of the General Regulations of the French market Authority (the Autorité des marchés, the “AMF”).

IMPORTANT NOTICE

The attention of shareholders’ of Cnova N.V. (“Cnova”) is drawn to the fact that those who decide to tender their ordinary shares in the Offer will remain exposed to the EUR / U.S. $ exchange rate fluctuation until the setting of this rate the trading day following the closing of the Offer around 5:00 pm (Paris time) (see section 3.4 of the offeror’s AMF offer document), and consequently, the amount in euros they will receive for each ordinary share tendered to the Offer, on the settlement of the Offer, will not be known before that date and in particular, will not be known on the date on which they decide to tender their shares to the Offer.

Casino, Guichard-Perrachon (“Casino”) is also making a concurrent, separate offer to purchase any and all ordinary share held by persons resident in the United States (“U.S. Holders”) at a price of U.S. $5.50 per ordinary share to all holders of shares resident in the United States of America (the “U.S. Offer” and together with the Offer, the “Offers”). U.S. Holders may only tender their ordinary shares to the U.S. Offer. Casino expects to file the offer to purchase in connection with the U.S. Offer on December 27, 2016, upon commencement of the U.S. Offer.

If, following the completion of the Offers, Casino and its group companies own 95% or more of Cnova’s issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal), then Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code and/or a takeover buyout procedure in accordance with Article 2:359c of the Dutch Civil Code.

Pursuant to articles L.621-8 of the French Monetary and Financial Code and 231-26 of its General Regulations, the AMF has delivered the visa number 16-601 on the memorandum in response prepared by Cnova, pursuant to its conformity decision dated December 22, 2016, regarding the Casino tender offer targeting Cnova’s shares.

1

Prior to the opening of the offer, the AMF and Euronext will respectively issue a notice of opening and a notice announcing the terms and timing of the offer.

The memorandum in response is available on the websites of the AMF (www.amf-france.org) and Cnova (www.cnova.com). Copies of the memorandum in response can also be obtained free of charge from:

Cnova N.V.

Schiphol Boulevard 273

Tower D, 7th Floor

1118 BH Schiphol

The Netherlands

The document presenting the other information relating to Cnova’s legal, financial and accounting characteristics, filed with the AMF on December 22, 2016, and available to the public on December 23, 2016, in accordance with the provisions of article 231-28 of the General Regulations of the AMF, is available under the same conditions.

Shareholders’ attention is also drawn to the publication of Cnova’s position statement as referred to in Article 18 of the Dutch Takeover Decree (Besluit Openbare Biedingen), which addresses, amongst others, the background of the Offers, their merits and the considerations of the Cnova Transaction Committee for supporting the Offers recommending the Offers to its shareholders for acceptance. The position statement is available on Cnova’s website (www.cnova.com).

***

Access to this document and to any document relating to the tender offer can be subject to legal restrictions in certain jurisdictions. The breach of such legal restrictions can constitute a violation of applicable securities laws and regulations in certain jurisdictions. Cnova N.V. declines any responsibility in the event a violation of applicable regulations by any person shall occur.

***

Cnova Investor Relations Contact: Cnova N.V. Head of Investor Relations +31 20 795 06 71 investor@cnova.com	Media Contact: Cnova N.V. Head of Communications + 31 20 795 06 76 directiondelacommunication@cnovagroup.com

2

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via its state-of-the-art website, Cdiscount. Cnova N.V.’s product offering of more than 19 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding shares of Cnova. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the announcement of the Reorganization on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20- F for the year ended December 31, 2015, filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information for Investors and Security Holders

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL SECURITIES. INVESTORS ARE ADVISED TO READ CASINO’S TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The Offers for Cnova’s outstanding ordinary shares described in this press release have not commenced. When the Offers are commenced, Casino will file a tender offer statement on Schedule TO with the SEC, and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the U.S. Offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova. The tender offer statement (including the offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com. In addition, the tender offer materials and other documents that Casino may file with the SEC will be made available to all shareholders of Casino free of charge at www.groupe-casino.fr. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

3